Edifice WHITE OAKS 10, chemin Gatineau C.P. 5000 Temiscaming (Quebec) J0Z 3RD

December 2, 2005

"CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83. THIS LETTER OMITS CONFIDENTIAL INFORMATION, OTHERWISE INCLUDED IN THE UNREDACTED VERSION OF THIS LETTER THAT WAS DELIVERED TO THE SECURITIES AND EXCHANGE COMMISSION, DIVISION OF CORPORATION FINANCE"

Via courier

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-7010

Attention: Nilima Sha, Accounting Branch Chief

RE:         Form 40-F for Fiscal Year Ended September 25, 2004
                File no: 33-80178

Dear Mr. Sha,

Thank you for yours of October 28th. To facilitate the treatment of your queries, we have reproduced them below and included our response thereto.

Form 40-F for the Year Ended September 25, 2004

Ql.   We have reviewed your response to comment two. Please clarify your response regarding the financial indicators discussed in SFAS 52. Specifically, please tell us why the presence of mill-specific operating loan facilities that are secured by inventories and/or receivables precludes your US and French operations from obtaining and servicing long-term loan facilities on a stand-alone basis. In this regard, please clarify whether your US and French operations would be able to service existing and normally expected debt obligations if they were each an independent business, unrelated to you and unaffected by the restrictions associated with your financing.

Al.   The presence of mill-specific operating loan facilities that are secured by inventories and/or receivables does not preclude our US and French operations from obtaining and servicing long-term loan facilities on a stand-alone basis. It is the restrictions imposed by the Parent Company's high yield debt indentures that preclude subsidiaries from obtaining long-term loan facilities. However, even if this were not the case, we do not believe our US and French operations would be able to obtain and service existing and normally expected debt obligations if they were independent businesses, unrelated to us.

The Company acquired a 50% interest in its first French pulp mill in 1994. The previous owners actually paid the Company and its partner to acquire the facility in order to avoid shutdown related costs. The Company acquired the remaining 50% interest from its partner in 1999 for C$39M. The other two French pulp mills were acquired in 2000 for C$161M. The seller was in financial difficulty and sold the mills to generate liquidity to reduce its bank debt. The US paper mill was purchased out of bankruptcy in 2001. It should be noted that at the time of purchase, all of the above operations had been part of larger entities and were not operating as stand-alone operations. Their financial situation precluded any form of stand-alone financing. Parent Company financing was set-up to compensate and ensure a reasonable capital structure. The following table summarizes loan balances to our US and French operations for fiscal year ends to September 2004 in Canadian dollars:

		US Operations	French Operations
Fiscal Periods	Loans O/S	Recapitalization	Loans O/S
2002	x.x	x.x	x.x
2003	x.x	x.x	x.x
2004	x.x	x.x	x.x

The US operations have continued to struggle financially, forcing the Parent Company to convert portions of the initial debt to equity to maintain adequate balance sheet capitalization. Although the French operations had a reasonable year in 2001, recent financial performance has also deteriorated. Parent Company debt actually increased in fiscal 2005 to compensate for negative cash flow from operations and fairly full utilization of mill operating loans.

The fundamental problem in securing stand-alone long-term financing for these types of operations is that they are relatively small units, producing a single commodity product that must compete against much larger diversified pulp and paper companies. Their small size does not permit them to access public debt capital markets. They are limited to traditional bank financing with shorter maturities and relatively onerous principal repayment schedules. They do not have the financial "reserves" to deal with the "trough" periods of the industry cycle when cash flow diminishes and is insufficient for the servicing of debt, especially required amortization payments.

Q2.   We also note that your US and French operations have incurred ongoing losses. Please tell us the amount and duration of these losses. Please also tell us whether the operating cash flows from your US and French subsidiaries are negative or positive.

A2.    Pretax operating income (loss) and operating cash flows in millions of Canadian dollars relating to our US and French operations are as follows for each of the fiscal year ends to September 2004:

Fiscal Periods	US Operations	French Operations
Pretax Income (Loss)
2001	x.x	x.x
2002	x.x	x.x
2003	x.x	x.x
2004	x.x	x.x
Total	x.x	x.x

Operating Cash Flows
2001	x.x	x.x
2002	x.x	x.x
2003	x.x	x.x
2004	x.x	x.x
Total	x.x	x.x

Operating Cash Flows Net of CAPEX
2001	x.x	x.x
2002	x.x	x.x
2003	x.x	x.x
2004	x.x	x.x
Total	x.x	x.x

We have also provided operating cash flows net of capital expenditures as we believe this to be a more relevant measure of the US and French operations' ability to service debt. It should be noted that capital expenditures shown represent only "maintenance" spending i.e. no major projects or capacity expansions during the 2001-2004 period.

Q3.   With respect to the cash flow indicators in paragraph 42(a) of SFAS 52, please clarify how frequently, if at all, cash flows from your US and French subsidiaries are dividend-ed or loaned to the Canadian parent.

A3.   Since their acquisitions, dividends from the US and French operations have not been declared or paid to the Parent Company. As noted previously, both operations have required Parent Company financial support over the past few years.

Q4.   In addition, please provide us with your analysis of the intercompany transactions and arrangement indicators discussed in paragraph 42(f) of SFAS 52. Please specifically discuss the inter-relationship of operations between your US and French subsidiaries and the Canadian parent. Please note that this is distinct from decision-making autonomy. Please also provide us with quantitative information regarding the volume of intercompany transactions. Further, please provide us with total sales and operating expenses for your US and French subsidiaries.

A4.   The Parent Company provides primarily managerial support to our US and French operations. The French Pulp mills are integrated into the managerial structure of our pulp segment. The US paper mill is integrated into the reporting structure of our paper segment. The Parent Company receives a management fee from the French operations. The amount received in fiscal 2004 was C$x.x million. The US operations have historically not been charged a management fee, although this has more to do with their poor financial performance than the actual support provided by the Parent Company. Indeed, actual support has been higher due to the difficulties being experienced by the paper mill.

Although, the operations utilize standard Company MIS systems, this does not result in significant intercompany activity as these systems are decentralized and costs are incurred and paid directly by the individual mills. All other intercompany transactions are reimbursed to the Parent Company at cost. A summary of financial statements, in Canadian dollars, for these foreign operations are submitted herewith.

Q5.   We note your response to comment three. We note that the prices of your products are driven by US dollar reference prices. However, paragraph 15(b) of SFAS 133 provide an exception from the requirement to separate embedded foreign currency derivatives from a host contract only if the host contract is not a financial instrument and if it requires payments denominated in the currency in which the price of the related good or service that is acquired or delivered is routinely denominated in international commerce. Accordingly, please support your assertion that the exception in paragraph 15(b) applies to your situation by demonstrating to us that the prices of forest, paper and pulp products are routinely denominated in US dollars in international commerce. If forest, paper, and pulp products are sold by you, your competitors or others in currencies other than the US dollar, the exception in paragraph 15(b) would not apply. See footnote 6(b) to paragraph 15(b) of SFAS 133.

A5.   Based on our industry experience, forest, pulp and paper products are sold on a worldwide basis in prices which are derived from US $ reference prices. For purposes of invoicing, the local price is determined by applying the local foreign exchange rate to the US $ reference price.

The functional currency of our Canadian operations is the Canadian $. They bill their Canadian, US and European customers in the local currency. Shipments of pulp to Asia are primarily billed in US $. While there is no certainty that the functional currency of the buyer is the US $, several of our largest pulp customers are effectively financed in the United States capital markets.

The functional currency of our French operations is the Canadian dollar. The French operations invoice their customers, essentially all located in Europe, in Euros and the customers remit in Euros.

The functional currency of our US operations is the Canadian $. The US operations invoice their customers, essentially all US based, in US dollars and the customers remit US dollars.

There may occur from time to time, a customer request that our European operations invoice in US dollars. This has occurred with certain subsidiaries of US companies. In these rare instances, it would be reasonable to assume that the functional currency of the customer is the US dollar, although it is not possible to confirm absolutely.

Finally, any embedded derivative that could exist would be outstanding for a very short time, as noted in our response to question 6 below. The possible financial statement implications at a particular period end would be negligible, if any.

Q6.   In addition, please tell us the following regarding your sales process:

  The length of time your sales contracts cover. For example, please clarify whether you enter into long-term sales contracts with your customers or whether your customers order products on an as-needed basis. Please tell us the length of time between when your customer orders your product and when you recognize revenue.

  Whether your sales contracts or customer orders represent firm commitments as defined in paragraph 540 of SFAS 133.

A6.   Sales contracts can range in duration from 1 year to 3 years. Typically they will specify annual volumes and product specification. The prices are not established. Rather they are set periodically when a purchase order is finalized for the exact volumes and prices for the period covered by the purchase order. The product is then shipped, normally in xxxx weeks, and revenue is recognized at time of shipment. Payment terms vary from xx to xx days.

The contracts are not considered to be firm commitments. The monthly purchase orders are considered to be firm commitments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments with respect to these responses, please do not hesitate to contact the undersigned.

Sincerely,

Michel J. Dumas
Executive Vice-President, Finance
and Chief Financial Officer

cc.           Scott Watkinson, SEC
                Tony Fratianni, Tembec

SEC Response	US Operations					French Operations
SALES & EARNINGS ($millions)	2001	2002	2003	2004	2005	2001	2002	2003	2004	2005

Sales	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Freight and sales deductions	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Cost of sales	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Selling, general & administrative	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
EBITDA	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

Depreciation & amortization	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Unusual items	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Intercompany interest	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Interest on debt and other exchange items	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

Income taxes (recovery)- current	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Income taxes (recovery)- deferred	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Minority interests	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Net earnings (loss)	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

ASSETS & CAPITALIZATION ($millions)
Cash (operating loans)	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Working capital (excluding intercompany accounts & cash)	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Investments	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Fixed assets	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Accumulated depreciation	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Other assets	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

Net assets	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

Intercompany payable	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
External debt	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Intercompany debt	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Other long-term liabilities	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Future income taxes	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Share Capital	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Retained earnings	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

Total capitalization	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx

FINANCIAL HIGHLIGHTS

OPERATIONS ($millions)
Sales	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
EBITDA	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Operating earnings (loss)	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Net earnings (loss)	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Estimated cash flow provided by operations	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Capital expenditures	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Free cash flow	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx